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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILTMORE INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1090 KING GEORGES POST ROAD - SUITE 203
(No. and Street)

EDISON, (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES RAWDON (732) 791-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Senior Vice President
Title

Notary Public

EDWARD KOTCH
Notary Public - State of Florida
My Comm. Expires Oct 8, 2017
Commission # FF 027328
Bonded Through National Notary

BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2013

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2013

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Biltmore International Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Biltmore International Corporation ("the Company") as of December 31, 2013, and the related statements of income, changes in subordinated liabilities, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentatio of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 25, 2014

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 418,755
Receivable from clearing broker		2,759,947
Securities owned – at market value		1,717,565
Property and equipment – net		12,564
Other assets		5,000
Total Assets		$ 4,913,831

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 578,964
Payable to clearing broker		1,621,946
Securities sold, not yet purchased – at market value		95,619
Total Liabilities		2,296,529
Commitments and Contingencies		
Subordinated borrowings – related party		1,600,000
Stockholders' Equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares	$ 20,000	
Additional paid-in capital	450,000	
Retained earnings	547,302	
Total Stockholders' Equity		1,017,302
Total Liabilities and Stockholders' Equity		$ 4,913,831

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
Principal transactions, net		$ 3,165,871
Interest		404
Total Revenues		3,166,275
COSTS AND EXPENSES:		
Clearing and execution charges	$ 251,165	
Communication and data processing	385,953	
Compensation – officer/stockholder	700,000	
Employee compensation and benefits	1,227,096	
Occupancy costs	46,235	
Regulatory fees	11,776	
Interest expense	160,000	
Other operating expenses	193,532	
Total Costs and Expenses		2,975,757
Income before Taxes		190,518
Provision for Taxes		1,525
NET INCOME		$ 188,993

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance – Beginning of Year	$ 1,600,000
Borrowings	-
Repayments	-
Balance – End of Year	$ 1,600,000

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 20,000	$ 450,000	$ 358,309	$ 828,309
Net Income	-	-	188,993	188,993
Balance – End of Year	$ 20,000	$ 450,000	$ 547,302	$ 1,017,302

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:		
Net income		$ 188,993
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,635
Changes in Operating Assets and Liabilities:		
Receivable from clearing broker	$(465,763)	
Securities owned – at market value	72,896	
Other assets	2,218	
Accounts payable and accrued expenses	493,108	
Payable to clearing broker	(148,158)	
Securities sold, not yet purchased – at market value	75,262	29,563
Net Cash Provided by Operating Activities		233,191
Cash Flows from Investing Activities:		
Capital expenditures		(4,468)
Net Cash (Used) by Investing Activities		(4,468)
Cash Flows from Financing Activities		-
Increase in Cash and Cash Equivalents		228,723
Cash and Cash Equivalents – Beginning of Year		190,032
Cash and Cash Equivalents – End of Year		$ 418,755
Supplemental Cash Flow Disclosures:		
Cash Paid for Interest		$ -
Cash Paid for Income Taxes		$ 1,525
Supplemental Disclosure of Non-Cash Financing Activities:		
Extension of Subordinated Borrowings		$ 1,600,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in market-making and securities trading as principal.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and New Jersey and New York State tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Accounting Standards Codification

In June 2009, the FASB issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value (Continued)

Fair Value Hierarchy (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

There were no transfers between level 1 and level 2 during the year.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value (Continued)

Fair Value Measurements (Continued)

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ -	$ 1,717,565	$ -	$ 1,717,565
Liabilities				
Equity securities	$ -	$ 95,619	$ -	$ 95,619

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses, payable to clearing broker and subordinated notes payable.

The carrying amounts of cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses and payable to clearing broker approximate fair value because of the short maturity of these instruments. The recorded value of long-term subordinated debt approximates its fair value as the terms and rates approximate market rates.

NOTE 2 - Clearing Broker Receivables and Payables

Amounts receivable from and payable to clearing broker consist of the following:

	Receivable	Payable
Clearing broker deposits	$ 2,759,947	$ -
Payable on securities positions, net	-	1,621,946
	$ 2,759,947	$ 1,621,946

NOTE 3 - Property and Equipment

Property and equipment consists of the following:	
Furniture and Fixtures	$ 11,953
Computers and Office Equipment	66,359
	78,312
Less: Accumulated Depreciation	65,748
	$ 12,564

Depreciation expense for the year ended December 31, 2013 was $14,635.

NOTE 4 - Subordinated Borrowings – Related Party

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $1,000,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2007. The loan was extended in 2013 to mature December 31, 2014. Interest expense on the loan was $100,000 for the year ended December 31, 2013 and accrued interest payable was $100,000 at December 31, 2013.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan was extended in 2013 to mature December 29, 2014. Interest expense on the loan was $60,000 for the year ended December 31, 2013 and accrued interest payable was $60,000 at December 31, 2013.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

NOTE 5 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2013 the Company's net capital was $2,342,103, which exceeded its minimum net capital requirement by $1,342,103 and its net capital ratio was 24.72%.

NOTE 6 - Commitments and Contingencies

Lease Commitments

The Company leases its office space under a noncancellable operating lease that commenced July 7, 2010 and terminates August 31, 2015. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

Year Ending December 31,	Amount
2014	$ 29,000
2015	19,000
	$ 48,000

NOTE 6 - Commitments and Contingencies (Continued)

Lease Commitments (Continued)

Rent expense under this lease for the year ended December 31, 2013 was approximately $31,000.

NOTE 7 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2013 amounted to approximately $32,000.

NOTE 8 - Related Party Transactions

Included in accounts payable and accrued expenses is accrued officer's compensation in the amount of $300,000 and accrued interest on subordinated debt in the amount of $160,000.

NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 10 - Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2013

CREDIT ITEMS:		
Total stockholders' equity		$ 1,017,302
Subordinated liability		1,600,000
Total Credit Items		2,617,302
DEBIT ITEMS:		
Property and equipment - net	$ 12,564	
Other assets	5,000	
Total Debit Items		17,564
Net Capital Before Haircuts		2,599,738
Haircuts on Securities:		
Other securities	$ 257,635	
Total Haircuts		257,635
Net Capital		2,342,103
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 1,342,103

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 578,964	= 24.72%
Divided by: Net Capital	$2,342,103	

Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 578,964

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 2,350,572
Adjustments:	
Increase in accounts payable and accrued expenses	(3,084)
Decrease in clearing broker deposits	(5,385)
Net capital - per report pursuant to Rule 17a-5(d)	$ 2,342,103

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
Biltmore International Corporation

In planning and performing our audit of the financial statements of Biltmore International Corporation ("the Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System..

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control, and communicated them in writing to management and those charged with governance on February 25, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 25, 2014

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Biltmore International Corporation
1090 King Georges Post Road
Suite 203
Edison, NJ 08837

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Biltmore International Corporation ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 25, 2014

BILTMORE INTERNATIONAL CORPORATION
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2013
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

Total Revenue	$ 3,166,275
Less:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	251,165
Total Deductions	251,165
SIPC Net Operating Revenue	$ 2,915,110
General Assessment at .0025	$ 7,288
Less:	
Payment made with SIPC-6	3,876
Payment made with SIPC-7, February 25, 2014	$ 3,412